Peak Clarifies Effective Date of Stock Consolidation

Montreal, Quebec--(Newsfile Corp. - July 28, 2020) - Peak Positioning Technologies Inc. (CSE: PKK)

(OTCQB: PKKFF) ("Peak" or the "Company") would like to clarify that the previously announced consolidation of the issued and outstanding common shares of the Company is effective as of today, July 28, 2020.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics, and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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